SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                RYANAIR LEAVES EASYJET WAY BEHIND ON PUNCTUALITY
                        (JUST LIKE EVERY WEEK OF 2003!)

Ryanair, Europe's No.1 low fares airline, today (Friday, 19th March 2004) published its on-time performance comparisons against Easyjet for January and February 2004.

Ryanair easily beat Easyjet in the punctuality stakes for 52 weeks in a row in 2003, and again for the first 9 weeks of 2004 - Ryanair leaves Easyjet way behind.

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Punctuality of our flights is a top priority" claims Easyjet* - what a joke! Ryanair's punctuality has beaten Easyjet's every week of 2003 and every week of 2004 so far. It seems that Easyjet are always late when compared to Ryanair.

        "So if you want to save time and money then fly Ryanair and avoid the often delayed Easyjet.

        "Easyjet can't match Ryanair's low fares, and can't match Ryanair's on-time performance either!"

Ryanair / EasyJet Punctuality Comparisons 2004.



                                         On Times
             Week Ending             Ryanair    EasyJet             Ryanair
                                                                   Position
    1.          4-Jan                  90%        73%                 1
    2.          11-Jan                 91%        80%                 1
    3.         18- Jan                 95%        84%                 1
    4.         25- Jan                 95%        89%                 1
    5.          1- Feb                 85%        64%                 1
    6.          8- Feb                 93%        81%                 1
    7.         15- Feb                 95%        84%                 1
    8.          22-Feb                 91%        76%                 1
    9.          29-Feb                 89%        69%                 1



Ends.                              Friday, 19th March 2004

For further information:

Paul Fitzsimmons - Ryanair         Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300

*Source:                           Easyjet website releases - 1st & 9th Mar 2004



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 March 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director